Room 4561

June 21, 2006

Mr. David Lupp
Chief Financial Officer
Mod-Pac Corp.
1801 Elmwood Avenue
Buffalo, NY 14207

>   **Re: Mod-Pac Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 29, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended April 1, 2006**
>   **Filed May 15, 2006**
>   **File No. 000-50063**

Dear Mr. Lupp:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Significant Accounting Policies

Earnings Per Share, page 23

1.   It appears that you have excluded the Class B stock outstanding when calculating your earnings per share. Please explain your basis for excluding these shares

from your calculation. As part of your response, please refer to the authoritative literature you relied upon in determining your accounting.

Note 5. Transactions with VistaPrint Limited, page 27

2.   We note that in the fourth quarter of 2005 you recognized the remaining portion of the VistaPrint buyout fee. Please explain how you determined that it was no longer likely that you would have sales to VistaPrint. Also, please tell us whether you have any contractual obligation to provide future products or services.

Other

3.   We note that you have not provided any disclosures regarding segments. Please tell us how you have considered the disclosures required by paragraphs 25 to 39 of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended April 1, 2006

Note 2. Stock-Based Compensation, page 6

4.   We note that you adopted SFAS 123R as of January 1, 2006. Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided all of the disclosures required by paragraphs 64, 65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief